Exhibit 99.1

HEXO Corp.

Condensed Interim

Consolidated Financial Statements

For the three and nine months ended

April 30, 2023 and 2022

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements:

1. Description of Business	5
2. Going Concern	5
3. Basis of Preparation	6
4. New Accounting Policies and Pronouncements	6
5. Restricted Funds	6
6. Inventory	7
7. Biological Assets	7
8. Investments in Associates	8
9. Property, Plant and Equipment	9
10. Assets Held for Sale	9
11. Intangible Assets	10
12. Convertible Debenture	10
13. Senior Secured Convertible Note	11
14. Lease Liabilities	13
15. Share Capital	14
16. Common Share Purchase Warrants	14
17. Share-based Compensation	15
18. Net Loss per Share	17
19. Financial Instruments	17
20. Operating Expenses by Nature	19
21. Other Income and Losses	20
22. Related Party Disclosure	20
23. Capital Management	21
24. Commitments and Contingencies	21
25. Fair Value of Financial Instruments	22
26. Revenue from Sale of Goods	23
27. Segmented Information	23
28. Operating Cash Flow Supplement	24
29. Income Taxes	24
30. Subsequent Events	25

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	April 30, 2023		July 31, 2022
Assets		$		$
Current assets
Cash and cash equivalents			20,000		83,238
Restricted funds	5		2,180		32,224
Trade receivables			21,116		42,999
Commodity taxes recoverable			3,556		7,411
Prepaid expenses – current			8,066		18,339
Inventory	6		32,564		66,409
Biological assets	7		7,159		15,906
Assets held for sale	10		1,080		5,121

			95,721		271,647

Non-current assets
Property, plant and equipment	9		205,854		285,866
Intangible assets	11		70,383		94,343
Investment in associates	8		13,674		17,999
Long-term investments			—		504
Prepaid expenses			11,046		10,590

Total assets			396,678		680,949

Liabilities
Current liabilities
Accounts payable and accrued liabilities			28,015		72,581
Excise taxes payable			18,194		6,421
Warrant liabilities			230		717
Lease liability – current	14		742		914
Convertible debenture	12		—		38,301
Senior secured convertible note	13		178,021		210,379
Other current liabilities	24		11,019		5,763

			236,221		335,076

Non-current liabilities
Lease liability	14		1,061		1,926
Deferred income tax liability			15,723		28,846
Other long-term liabilities			942		1,409

Total liabilities			253,947		367,257

Shareholders’ equity
Share capital			1,893,650		1,889,768
Share-based payment reserve	17		65,517		73,657
Warrant reserve	16		80,798		82,395
Contributed surplus			104,340		90,981
Accumulated deficit			(2,014,326)		(1,841,584)
Accumulated other comprehensive income			12,752		18,475

Total shareholders’ equity			142,731		313,692

Total liabilities and shareholders’ equity			396,678		680,949

Going Concern (Note 2)
Commitments and contingencies (Note 24) Subsequent Events (Note 30)

Approved by the Board of Directors

/s/ Helene Fortin, Director

/s/ Mark Attanasio, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Revenue from sale of goods	26	31,727	63,590	119,879	205,101
Excise taxes		(10,534)	(18,021)	(39,683)	(56,808)

Net revenue from sale of goods		21,193	45,569	80,196	148,293
Service revenue		392	—	1,320	225

Net revenue		21,585	45,569	81,516	148,518
Cost of goods sold	6	29,075	55,179	90,974	199,463

Gross profit/(loss) before fair value adjustments		(7,490)	(9,610)	(9,458)	(50,945)
Fair value component in inventory sold	6	2,846	8,903	28,006	31,629
Unrealized gain on changes in fair value of biological assets	7	(982)	(13,238)	(4,778)	(42,763)

Gross profit/(loss)		(9,354)	(5,275)	(32,686)	(39,811)
Operating expenses
General and administrative	20	10,352	27,278	31,305	72,318
Selling, marketing and promotion		2,812	5,366	9,595	17,958
Share-based compensation	17	701	5,769	1,961	13,610
Research and development		81	540	569	2,985
Depreciation of property, plant and equipment	9	831	1,579	2,454	4,776
Amortization of intangible assets	11	2,948	2,957	9,080	18,010
Restructuring costs		85	2,804	1,628	11,317
Impairment of property, plant and equipment and assets held for sale	9,10	54,914	83,171	54,711	207,103
Impairment of intangible assets		18,775	—	18,775	140,839
Impairment of goodwill		—	—	—	375,039
Impairment of investment in associate	8	(115)	—	528	26,925
Derecognition of onerous contract		—	—	(269)	—
(Gain)/loss on disposal of property, plant and equipment		236	(2,935)	(141)	(2,861)
Acquisition, integration and transaction costs		19,742	1,175	28,102	30,120

		111,362	127,704	158,298	918,139

Loss from operations		(120,716)	(132,979)	(190,984)	(957,950)
Interest income (expense), net	21	41	(4,964)	(2,628)	(14,552)
Non-operating income (expense), net	21	(8,990)	(14,759)	10,547	(33,736)

Net income/(loss) before tax		(129,665)	(152,702)	(183,065)	(1,006,238)
Current and deferred tax (expense)/recovery		12,459	7,697	10,323	33,070

Net income/(loss)		(117,206)	(145,005)	(172,742)	(973,168)

Other comprehensive income
Foreign currency translation loss		(160)	236	(392)	277
Gain on fair value due to changes in credit spread, net of tax	13	2,021	(1,894)	(5,331)	19,062

Net loss and comprehensive loss		(115,345)	(146,663)	(178,465)	(953,829)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(115,345)	(146,594)	(178,465)	(948,064)
Non-controlling interest		—	(69)	—	(5,765)

		(115,345)	(146,663)	(178,465)	(953,829)

Net loss and comprehensive loss per share, basic and diluted		(2.63)	(4.76)	(4.13)	(38.64)

Weighted average number of outstanding shares
Basic and diluted	18	43,782,726	30,922,758	43,229,823	24,705,675

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the nine months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Total to HEXO Corp.	Non- controlling interest	Total equity
			$	$	$	$	$	$	$	$	$
Balance at July 31, 2021		10,903,282	1,267,967	69,750	124,112	41,290	1,152	(773,993)	730,278	1,987	732,265
At-the-Market program, net of costs		1,735,008	27,266	—	—	—	—	—	27,266	—	27,266
August 2021 public offering, net		3,505,716	135,645	—	—	—	—	—	135,645	—	135,645
Business acquisitions, net		5,362,366	230,232	18	769	—	—	—	231,019	—	231,019
Senior secured convertible note, net		11,182,776	184,525	—	—	—	—	—	184,525	—	184,525
Broker compensation		35,870	2,084	—	—	—	—	—	2,084	—	2,084
Exercise of stock options		1,216	147	(104)	—	—	—	—	43	—	43
Expiry of stock options		—	—	(8,685)	—	8,685	—	—	—	—	—
Expiry of warrants		—	—	—	(42,486)	42,486	—	—	—	—	—
Equity-settled share-based payments	17	—	—	11,806	—	—	—	—	11,806	—	11,806
Other comprehensive income		—	—	—	—	—	19,339	—	19,339	—	19,339
Non-controlling interest		—	—	—	—	(1,957)	—	—	(1,957)	1,957	—
Net loss		—	—	—	—	—	—	(967,403)	(967,403)	(5,765)	(973,168)

Balance at April 30, 2022		32,726,234	1,847,866	72,785	82,395	90,504	20,491	(1,741,396)	372,645	(1,821)	370,824

Balance at July 31, 2022		42,927,745	1,889,768	73,657	82,395	90,981	18,475	(1,841,584)	313,692	—	313,692
Share issuance		455,290	1,539	—	—	—	—	—	1,539	—	1,539
Equity line of credit		613,320	2,343	—	—	—	—	—	2,343	—	2,343
Expiry of stock options		—	—	(11,762)	—	11,762	—	—	—	—	—
Expiry of warrants		—	—	—	(1,597)	1,597	—	—	—	—	—
Equity-settled share-based payments	17	—	—	3,622	—	—	—	—	3,622	—	3,622
Other comprehensive income		—	—	—	—	—	(5,723)	—	(5,723)	—	(5,723)
Net loss		—	—	—	—	—	—	(172,742)	(172,742)	—	(172,742)

Balance at April 30, 2023		43,996,355	1,893,650	65,517	80,798	104,340	12,752	(2,014,326)	142,731	—	142,731

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the nine months ended	Note	April 30, 2023	April 30, 2022
Operating activities
Net loss before tax		(183,065)	(1,006,238)
Items not affecting cash or presented outside of operating activities	28	149,065	922,393
Changes in non-cash operating working capital items	28	10,856	(17,248)

Cash used in operating activities		(23,144)	(101,093)

Financing activities
Proceeds from public offering, net		—	202,166
Issuance fees		—	(334)
Proceeds from the exercise of stock options		—	43
Issued payments on cash settled RSU exercise	17	(322)	—
Repayments of debt	12	(40,140)	(6,754)
Waiver consideration	13	(13,972)	—
Senior secured convertible note finance costs	13	(18,711)	—
Interest paid on senior notes payable		—	(5,095)
Lease payments	14	(711)	(4,705)
Interest paid on unsecured convertible debentures	12	(1,392)	(2,409)
Cash-settlements of senior secured convertible note		—	(10,111)

Cash (used in)/provided by financing activities		(75,248)	172,801

Investing activities
Proceeds from sale of interest in joint venture		635	10,111
Proceeds from disposal of investments		504	—
Cash outflows to restricted funds		—	(7,341)
Cash received from restricted funds and escrow		35,044	283,775
Cash payment on business acquisition, net of cash acquired		—	(381,157)
Proceeds from sale of property, plant and equipment		3,722	11,423
Acquisition of property, plant and equipment		(856)	(25,941)
Purchase of intangible assets		(3,895)	(4,632)
Investment in associates and joint ventures		—	(11,187)

Cash generated by/(used in) investing activities		35,154	(124,949)

(Decrease)/increase in cash and cash equivalents		(63,238)	(53,241)
Cash and cash equivalents, beginning of period		83,238	67,462

Cash and cash equivalents, end of period		20,000	14,221

Supplemental cashflow information in Note 28.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended April 30, 2023 and 2022

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (“HEXO” or the “Company”), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”), both under the trading symbol “HEXO”.

2. Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the three and nine months ended April 30, 2023, the Company reported operating losses of $120,716 and $190,984, respectively; cash outflows from operating activities of $23,144 in the nine months ended April 30, 2023 and an accumulated deficit of $2,014,326 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $140,500 and held cash and cash equivalents of $20,000 as at April 30, 2023 ($83,238 at July 31, 2022).

On April 10, 2023 the Company entered into a definitive arrangement agreement (the “Arrangement Agreement” or the “Arrangement”) with Tilray Brands Inc. (“Tilray”) whereby Tilray will acquire all of the issued and outstanding common shares of the Company subject to shareholder approval and the satisfaction of or waiver of the closing conditions under the Arrangement Agreement (for full transaction details see Note 13). Under the proposed Arrangement Agreement, Tilray will acquire all of the issued and outstanding common shares of the Company whereby each HEXO Shareholder will receive 0.4352 of a share of Tilray common stock in exchange for each HEXO Share implying a purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023.

The Company and Tilray also entered into a letter agreement on April 10, 2023 (the “Original Waiver and Amendment Agreement”), which, among other things, provides for a waiver by Tilray of, and the amendment to, certain covenants under the amended and restated senior secured convertible note due May 2026 issued by the Company and held by Tilray (the “Note”) to mitigate the risk of covenant breaches by the Company until the consummation of the Arrangement and to allow the Company to use existing cash resources to satisfy the Company’s ongoing payment and contractual obligations and operate its business.

The amendments to certain financial covenants were as follows; Tilray has agreed to waive the requirement under the Note that HEXO achieve a positive Adjusted EBITDA for the three months ending April 30, 2023 and for subsequent quarters, and to amend the financial covenant set out under the Note to reduce the minimum liquidity threshold from US$20 million to US$4 million. On April 30, 2023 the Company was compliant with the amended minimum liquidity covenant.

Subsequent to the period, on June 1, 2023, the Company and Tilray amended the Arrangement Agreement in order to satisfy a condition precedent of a private placement of Series 1 Preferred Shares, a first tranche of which was also completed with the issuance of US$11,500,000 in Series 1 Preferred Shares on June 1, 2023. See Note 30, Subsequent Events, for a detailed description of the private placement and the amendments to the Arrangement Agreement as well as other concurrent agreements and transactions. Upon execution of the private placement, the amended minimum liquidity covenant has been reduced from US$4 million to one US dollar (Note 30).

In the event the Arrangement is not consummated, there is a significant probability of the Company not being able to meet its obligations as they come due within the twelve months following April 30, 2023 and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

There can be no assurances that the Arrangement will be consummated. If the Arrangement is not completed, the Company will be confronted with default under one or more covenants under the Note, either within the near term or in the next 12-month period. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended July 31, 2022, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2022.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 14, 2023.

All figures are presented in thousands of Canadian dollars unless otherwise noted.

Basis of Consolidation

The interim consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which the Company has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. These interim consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

Share Consolidation

The Company finalized a share consolidation on the basis of fourteen (14) pre-consolidation common shares for one post-consolidation common share (14:1) effective December 19, 2022 (Note 15(c)). All balances of common shares, common share purchase warrants, stock options, restricted share units and deferred share units herein are reflective of the share consolidation (unless otherwise noted).

4. New Accounting Policies and Pronouncements

New and Amended Standards Not Yet Effective

The following IFRS amendments have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after April 1, 2023, with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

5. Restricted Funds

	April 30, 2023	July 31, 2022
	$	$
Letters of credit and collateral	2,180	2,230
Cash restricted in captive insurance subsidiary	—	29,994

Total	2,180	32,224

On September 1, 2022, the Company unrestricted the cash previously held in the captive insurance subsidiary and transferred the funds into the operational accounts.

6. Inventory

	As at April 30, 2023
	Capitalized cost	Biological asset fair value adjustment	Total
	$	$	$
Dried cannabis	19,501	10,827	30,328
Purchased dried cannabis	475	—	475
Extracts	688	—	688
Packaging and supplies	1,073	—	1,073

	21,737	10,827	32,564

	As at July 31, 2022
	Capitalized cost	Biological asset fair value adjustment	Total
	$	$	$
Dried cannabis	30,636	23,600	54,236
Purchased dried cannabis	662	—	662
Extracts	3,928	—	3,928
Purchased extracts	478	—	478
Packaging and supplies	7,105	—	7,105

	42,809	23,600	66,409

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the condensed interim consolidated statements of net loss and comprehensive loss:

(i)

Capitalized costs relating to inventory expensed and included in cost of goods sold amounted to $29,075 and $90,974 for the three months and nine months ended April 30, 2023, respectively (April 30, 2022 – $55,179 and $199,463) which includes;

•	Write downs of inventory to their net realizable value of $9,658 and $27,231, respectively (April 30, 2022 – $13,274 and $63,408);

•	Write-offs of inventory of $2,425 and $7,642 (April 30, 2022 – $1,973 and $7,529) which relate to destroyed and unsellable inventory; and

•	Reversal of impairments of $nil and $5,059, respectively (April 30, 2022 – $nil and $nil) to net realizable value.

(ii)

The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $2,846 and $28,006 for the three and nine months ended April 30, 2023, (April 30, 2022 – $8,903 and $31,629).

Total depreciation capitalized in inventory during the nine months ended April 30, 2023, was $14,104 (April 30, 2022 – $17,879).

7. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets for the period are as follows:

	For the nine months ended April 30, 2023	For the year ended July 31, 2022
	$	$
Balance, beginning of period	15,906	14,284
Acquired on business combination	—	8,352
Production costs capitalized	24,936	62,489
Net increase in fair value due to biological transformation and estimates	4,778	59,665
Harvested cannabis transferred to inventory	(38,461)	(119,432)
Disposal of biological assets	—	(3,086)
Derecognized on loss of control of subsidiary	—	(6,366)

Balance, end of period	7,159	15,906

Biological assets are valued in accordance with IAS 41-Agriculture, based on an income approach (Level 3) in which the fair value at the point of harvest is estimated based on selling price less costs to sell at harvest. For in-process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets to inventory at their fair value at harvest. During the nine months ended April 30, 2023, the Company did not dispose of any biological assets (April 30, 2022 – $3,086).

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

•	Yield per plant;

•

Stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;

•	Average selling price per gram;

•	Post-harvest cost (cost to complete and cost to sell) per gram; and

•	Destruction/wastage of plants during the harvesting and processing process.

The table below summarizes the significant inputs and assumptions used in the fair value model, their weighted average price of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	April 30, 2023	July 31, 2022	April 30, 2023	July 31, 2022
Weighted average selling price Derived from actual retail prices on a per product basis using the expected flower per plant. This is expected to approximate future selling prices and where applicable, considering strains.	$2.56 per dried gram	$2.73 per dried gram	not material	$1,190
Yield per plant Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants.	67-1,092 grams per plant[1]	82-1,307 grams per plant	not material	$803
Post-harvest cost Derived from historical costs of production activities on a per product basis.	$0.52-$0.71 per dried gram	$0.19-$0.63 per dried gram	not material	not material

8. Investments in Associates

	For the nine months ended April 30, 2023			For the year ended July 31, 2022
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening balance	16,000	1,999	17,999	72,873	1,806	74,679
Cash contributed to investment	—	—	—	8,500	2,721	11,221
Disposal, net	—	(635)	(635)	—	(984)	(984)
Share of net (loss)	(2,326)	(996)	(3,322)	(7,613)	(1,544)	(9,157)
Foreign exchange gain through OCI	—	160	160	—	—	—
Impairment/write down	—	(528)	(528)	(57,760)	—	(57,760)

Ending balance	13,674	—	13,674	16,000	1,999	17,999

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing a 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5% interest. Truss LP is a private limited partnership and its principal operating activities consist of the development, production and sale of non-alcoholic, cannabis-infused beverages.

9. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of- Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2022	9,093	228,034	42,619	93,866	18,514	106,117	4,533	502,776
Additions	—	531	—	53	58	214	—	856
Disposals	—	—	—	—	—	(9,616)	(731)	(10,347)
Transfers	(952)	(3,718)	—	2,226	1,953	572	—	81
Foreign currency translation	—	—	—	—	—	372	—	372

At April 30, 2023	8,141	224,847	42,619	96,145	20,525	97,659	3,802	493,738

Accumulated depreciation and impairments
At July 31, 2022	—	40,668	41,860	18,554	16,892	96,523	2,413	216,910
Depreciation	—	7,241	130	6,907	1,815	—	465	16,558
Transfers	—	(149)	149	5,523	(2,070)	(3,453)	—	—
Disposals	—	—	—	—	—	26	(731)	(705)
Impairment	1,714	37,292	101	14,044	819	802	349	55,121

At April 30, 2023	1,714	85,052	42,240	45,028	17,456	93,898	2,496	287,884

Net book value
At July 31, 2022	9,093	187,366	759	75,312	1,622	9,594	2,120	285,866

At April 30, 2023	6,427	139,795	379	51,117	3,069	3,761	1,306	205,854

During the nine months ended April 30, 2023, the Company capitalized $14,104 (April 30, 2022 – $17,879) of depreciation to inventory. During the three and nine months ended April 30, 2023, depreciation expensed to the consolidated statement of loss and comprehensive loss was $831 and $2,454 (April 30, 2022 – $1,579 and $4,776). On April 10, 2023, as partial consideration to obtain the waiver and amendment agreement (Note 13) the Company transferred the Fort Collins facility to Tilray. The facility was classified as construction in progress and was disposed of in the amount of $9,160.

Impairment

During the period, an indicator of impairment was identified as the result of assessing the Definitive Agreements purchase price on April 10, 2023 (whereby Tilray Brands Inc. intends to acquire 100% of the Company’s common and preferred shares, see Note 13) relative to the net assets of the Company’s single, material cash generating unit, the Canadian cannabis operations (the “CGU”). The recoverable amount was determined by the implied purchase price per share of US$1.25 on April 10, 2023, and the fair market value of the assumed senior secured convertible note, to which Tilray is the lender. The approach is categorized within Level 1 of the fair value hierarchy.

The exercise yielded an estimated recoverable amount lesser than the CGU’s net assets. As a result, a total estimated impairment loss of $73,690 was recognized and prorated on a weighted average basis to the Company’s property, plant and equipment and intangible assets.

The impairment loss was prorated on weighted average basis to the applicable assets of the CGU as follows:

$
Property, plant and equipment	54,914
Intangible assets	18,775

Total	73,689

10. Assets Held for Sale

Net book value	Land	Buildings	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Total
	$	$	$	$	$	$
At July 31, 2022	1,362	1,281	845	1,633	—	5,121
Disposal	(780)	(1,689)	(845)	(1,137)	—	(4,451)
Transfers	(375)	375	—	—	—	—
Impairment loss reversal	—	410	—	—	—	410

At April 30, 2023	207	377	—	496	—	1,080

During the nine months ended April 30, 2023 the Company disposed of its non-operational, former research and development facility in Brantford, Ontario for net proceeds of $1,890. On April 30, 2023 the proceeds remained as a receivable as are presented in Commodity taxes recoverable and other receivables on the consolidated statements of financial position.

11. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents/ Know-how/ License	Total
	$	$	$	$	$	$
At July 31, 2022	189,512	105,640	12,099	585	30,650	338,486
Additions	—	—	1,716	—	2,179	3,895

At April 30, 2023	189,512	105,640	13,815	585	32,829	342,381

Accumulated amortization and impairments
At July 31, 2022	162,319	61,082	5,543	243	14,956	244,143
Amortization	1,106	3,712	1,676	46	2,540	9,080
Impairment (Note 9)	5,954	9,322	—	—	3,499	18,775

At April 30, 2023	169,379	74,116	7,219	289	20,995	271,998

Net book value
At July 31, 2022	27,193	44,558	6,556	342	15,694	94,343

At April 30, 2023	20,133	31,524	6,596	296	11,834	70,383

Research and development expenses in the three and nine months ended April 30, 2023 were $81 and $569 (April 30, 2022 – $540 and $2,985). Impairment charges of $18,775 were recognized as the result of the Company’s CGU impairment as at April 30, 2023. The impairment was allocated to intangible assets on a weighted average basis.

12. Convertible Debenture

$
At July 31, 2021	33,089
Interest expense	8,423
Interest paid	(3,211)

At July 31, 2022	38,301
Interest expense	3,231
Interest paid	(1,392)
Principal paid	(40,140)

At April 30, 2023	—

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures were convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $176.96 per share (the “Conversion Price”), subject to adjustment in certain events. The Company had the right to force the conversion of all of the outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $420.00 for any 15 consecutive trading days.

Upon maturity, the holders of the Debentures had the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $44.80 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. share price (the “VWAP”) preceding the announcement. The VWAP utilized data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one-half common share purchase warrant (with an exercise price of $56.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase on June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price.

On December 5, 2022, the 8% debentures matured, and the Company settled the outstanding balance in cash, through a payment of $40,140 plus the remaining accrued interest of $589.

13. Senior Secured Convertible Note

	US$	$
At July 31, 2022	164,051	210,379
Gain on fair value during the period	(32,941)	(44,262)
Foreign exchange loss	—	11,904

At April 30, 2023	131,110	178,021

On July 12, 2022, the Company amended and restated the senior secured convertible note, which was immediately thereafter assigned to Tilray Brands, Inc., pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the “Note”, or the “Senior Secured Convertible Note”).

Pursuant to the terms of the Transaction Agreement, Tilray Brands Inc. (“Tilray”) acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Note and, concurrently, HEXO assumed an obligation to pay a US$1.5 million monthly fee (“Monthly Fee”), that represents a finance cost, until the earlier of i) the date all obligations of the Company pursuant to the terms of the Note have been satisfied, extinguished or terminated, ii) the conversion in full of the Note, iii) cancellation by Tilray or iv) April 15, 2027.

The Note which unless early converted, matures on May 1, 2026, includes coupon interest at the fixed rate of five percent (5%) per annum, calculated daily, and is payable by the Company to the Holder semi-annually on the last business day of each June and December. During the first year of the Note, the Company is required to pay interest in cash. On December 29, 2022, the Company made its first scheduled interest payment of $5,596 (US$4,125). Accrued and unpaid interest on April 30, 2023 was $3,832 (July 31, 2022—$464). Monthly Fees paid in cash during the three and nine months ended April 30, 2023 were $10,162 and $19,201, respectively. In the event that the Company is not in compliance with the Minimum Liquidity covenant, the Company shall be entitled to elect to add the amount of the interest to the Principal Amount of the Note as capitalized interest. Subject to the terms of the Note, unless the principal amount and the capitalized interest have previously been converted, on the maturity date, the Company shall pay the capitalized interest by way of conversion consideration.

Subject to certain limitations and adjustments, the Note is convertible into HEXO Common Shares at the Holder’s option at any time prior to the second scheduled trading day prior to the maturity date, at a US$ equivalent conversion price of CAD$5.60 per HEXO Common share as determined the day before exercise, including any capitalized interest. HEXO has the ability to force the conversion if the daily VWAP per common share is equal to or exceeds CAD$42.00 per share for twenty consecutive trading days, subject to HEXO meeting the terms of the equity condition, as set out in the terms of the Note.

The Company is not able to redeem or repay the Note prior to May 1, 2026, without the prior written consent of the Holder.

Under the original terms of the amended Note the Company is subject to certain financial and non-financial covenants as set out in the terms of the Note. Among other covenants, the Company was subject to a minimum liquidity covenant which required the Company to maintain an unrestricted cash amount equal to or greater than US$20.0 million. In addition, as of the last day of each fiscal quarter beginning with the three-month period ending April 30, 2023, the Company was required to have Adjusted EBITDA of not less than US$1.00. Adjusted EBITDA means for any fiscal quarter, the Adjusted EBITDA of the Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to the Holder or any Affiliate thereof during the applicable quarter.

On the occurrence of an Event of Default, the Note becomes due and payable immediately at the Event of Default Acceleration Amount, as defined under the Senior secured convertible note agreement. The Note constitutes the senior secured obligation of the Company.

Definitive Arrangement Agreement

On April 10, 2023 the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Tilray whereby Tilray will acquire all of the issued and outstanding common shares of the Company subject to shareholder approval and the satisfaction of or waiver of the closing conditions under the Arrangement Agreement (the “Transaction”).

Under the terms of the Arrangement Agreement, HEXO shareholders will receive 0.4352 of a share of Tilray common stock in exchange for each HEXO Share held, which implied a purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023.

The Arrangement Agreement is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario). The consummation of the Arrangement Agreement is subject to a number of conditions, including, among others: (i) the approval of at least 66 2⁄3% of votes cast by the HEXO Shareholders at a special meeting of HEXO Shareholders; (ii) the approval of a simple majority of the votes cast by HEXO Shareholders at such meeting, excluding certain related or interested parties, whose votes may not be included in determining minority approval of a business combination under MI 61-101; (iii) certain regulatory approvals; (iv) court approval; and (v) the satisfaction or waiver of other conditions precedent under the Arrangement Agreement.

The Company held the special meeting of HEXO Shareholders on June 14, 2023, which yielded an approval of the arrangement.

Waiver and Amendment Agreement

Concurrently with the Arrangement Agreement, the Company and Tilray also entered into a temporary covenant waiver and amendment agreement (the “Waiver and Amendment Agreement”), which, among other things, provided a waiver by Tilray of, and the amendment to, certain covenants under the Note to mitigate the risk of the Company breaching its covenants until the consummation of the Arrangement Agreement and to allow the Company to use existing cash resources to satisfy the Company’s ongoing payments and contractual obligations and operate its business.

The Waiver Period began April 10, 2023 and ends at the earlier of the Effective date (the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in this Agreement and the Final Order have been satisfied (to the extent capable of being satisfied prior to the Effective Time) or waived) and the Outside Date (either the date upon which; (i) the Arrangement Agreement is terminated in accordance with its terms; (ii) is terminated pursuant with failure to obtain shareholders’ approval of the Transaction; (iii) the Company fails to comply with the amended minimum liquidity covenant; (iv) breach of considerations related to Tilray’s representations, warranties and/or covenants and (v) Tilray material adverse effect, then the date that is 60 days following such event) (the “Waiver Period”).

Pursuant to the Waiver and Amendment Agreement, among other items, Tilray has agreed to waive the requirement under the Note that HEXO achieve a positive Adjusted EBITDA (as defined above) for the fiscal quarter ending April 30, 2023 and for subsequent quarters, and to amend the financial covenant set out under the Note to reduce the minimum liquidity threshold from US$20 million to US$4 million during the Waiver Period (the minimum liquidity covenant was subsequently further amended to US$1.00, see Note 30).

As consideration for entering into the Waiver and Amendment Agreement the Company made cash and non-cash payments to Tilray with an approximate fair value of US$19.5 million. The required payments were issued as follows:

I)	Cash payments of US$9,211($12,460) issued on April 10, 2023, with the following composition:

•	US$4,500($6,087) as an accelerated three months of Monthly Fees (as described above).

•	US$4,500($6,087) as a termination fee in respect to the advisory services agreement.

•	US$211($285) representing 50% of the proceeds received on dissolution of Truss CBD USA.

II)	Cash and non-cash payments with a fair value of US$8,000($10,821) comprised of the following:

•

Transfer of the Fort Collins facility at the fair value amount of US$7,000($9,160). The Company has valued the non-monetary transaction at the facilities fair market value. The fair value was estimated using the subsequent marketed real estate listing price of the facility.

•	A cash payment of US$1,000($1,352) derived from the partial proceeds received from the sale of the Company’s non-operational Brantford facility (previously classified as AHFS – see Note 10).

As defined under Waiver and Amendment Agreement the above payments effectively settled an additional US$2,369($3,204) of Monthly fees, US$1,250($1,690) of shared facility savings (pertaining to the US$10 million of savings, due to Tilray, recognized upon to the shutdown of the Company’s Belleville facility, and which has been amortized and paid on a monthly basis throughout the fiscal 2023 period) and US$2,250($3,043) of deferred Monthly Fees which previously were deferred and to be paid during the Company’s fiscal 2025 period.

III)

The remaining balance of US$2,242($3,033) has been accrued and is payable on the earlier to occur between (A) the date on which the Company receives proceeds from any alternatively sourced interim financings between the date of the Arrangement Agreement and closing of the Transaction, and (B) no later than the date that is one business day prior to the closing of the Transaction under the Arrangement Agreement.

As defined under Waiver and Amendment Agreement, the above payment shall effectively settle US$1,666($2,254) of shared facility savings for the months June and July 2023, and therefore the Company has accelerated the amortization of the prepaid expenses and has recognized the expenses during the period accordingly.

Additionally, HEXO shall pay to Tilray, the proceeds from generating unrestricted cash during the Waiver Period, from (A) the sale of one or more assets (excluding the Brantford facility) or (B) 50% of the proceeds generated from any interim period financings (Note 30) provided that (the “Additional Payment”):

(i)	HEXO would have unrestricted cash in excess of US$10 million after given effect to any such additional payment arising from a cash proceeds event; and

(ii)	The payment would not cause HEXO to be in breach of the amended Minimum Liquidity covenant of US$4 million.

The aggregate Additional Payment shall be capped at US$10 million.

The Company recognized aggregate expenses of $13,984 as consideration paid under the Waiver and Amendment Agreement in the statements of loss and comprehensive loss. The Company also recognized $12,335 (US$9,137) as a reduction to the Note’s capitalized Monthly Fee cashflows, ultimately recognizing the expense through the Fair value (loss)/gain on senior secured convertible note upon the April 30, 2023 fair valuation of the Note.

Fair Value Measurement

The Note represents a hybrid instrument containing a conversion feature and multiple embedded derivatives. The Note has been designated in its entirety as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the consolidated statement of net loss with changes in fair value attributable to changes in credit risk being recognized through other comprehensive income.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs:

	As at April 30, 2023		As at July 31, 2022		Initial recognition July 12, 2022
Share price	US$	1.21	US$	2.66	US$	2.80
Dividend	$	nil	$	nil	$	nil
Volatility		98.0%		87.8%		80.7%
Credit spread		33.18%		34.2%		38.6%
Conversion price	US$	4.12	US$	4.34	US$	4.20-US$4.34

Risk free rates were selected based upon a Secured Overnight Financing Rate (“SOFR”) curve at the valuation date. The curve’s period range was 3 months to 4 years.

An increase/decrease in the US$/CA$ foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $1,780 (July 31, 2022 – $2,104). A decrease of credit spread by 1% would increase the fair value of the instrument by $2,460 (July 31, 2022 – $2,487).

14. Lease Liabilities

	(for the nine months ended) April 30, 2023	(for the year ended) July 31, 2022
	$	$
Balance, beginning of period	2,840	43,885
Assumed on business combination	—	1,992
Lease additions	—	29
Lease terminations	(471)	(24,300)
Lease payments	(711)	(6,054)
Interest expense on lease liabilities	145	4,197
Derecognition due to loss of control	—	(16,909)

Balance, end of period	1,803	2,840

Current	742	914
Non-current	1,061	1,926

On April 30, 2023, the Company’s leases consist of a propagation facility and an administrative real estate lease. During the three and nine months ended April 30, 2023, the Company expensed variable lease payments of $161 and $557 (April 30, 2022 – $802 and $2,411).

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at April 30, 2023:

Fiscal year	2023 (three-months remaining)	2024 –2025	2026 –2027	Thereafter	Total
	$	$	$	$	$
Lease obligations	197	780	300	1,200	2,477

15. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at April 30, 2023, a total of 43,996,355 (July 31, 2022 – 42,927,745) common shares were issued and outstanding. No special shares have been issued or are outstanding.

(c) Share Consolidation

On April 25, 2022, the Company was notified of being non-compliant with the minimum bid price requirement under the Nasdaq Listing Rule 5500(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive trading days. The Company received a 180-day extension to regain compliance status on July 26, 2022. Shareholder approval of a consolidation of the Common Shares on the basis of a range between two (2) and fourteen (14) existing pre-consolidation common shares for every one (1) post-consolidation common share was obtained at the annual and special meeting of the shareholders of the Company held on March 8, 2022. The Company filed articles of amendment to implement the consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-Consolidation Common Share (the “Consolidation”). The common shares began trading on a post-Consolidation basis on the TSX and Nasdaq on December 19, 2022, remaining listed under the symbol “HEXO”. As a result of the Consolidation, the 600,988,447 shares issued and outstanding prior to the Consolidation became 42,927,745 common shares. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of Common Shares. On Consolidation, the exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior secured convertible note, stock options and other share-based securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

16. Common Share Purchase Warrants

The following table summarizes warrant activity during the nine months ended April 30, 2023, and year ended July 31, 2022.

	For the nine months ended April 30, 2023		For the year ended July 31, 2022
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
		$		$
Outstanding, beginning of period	4,255,875	84.98	2,619,071	123.90
Expired and cancelled	(76,992)	197.18	(227,077)	474.04
Issued on acquisition	—	—	111,023	314.02
Issued	—	—	1,752,858	60.90

Outstanding, end of period	4,178,883	85.01	4,255,875	84.98

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

The following is a consolidated summary of warrants outstanding as at April 30, 2023 and July 31, 2022.

	April 30, 2023			July 31, 2022
	Number outstanding	Book value		Number outstanding	Book value
Classified as Equity		$			$
June 2019 financing warrants
Exercise price of $884.24 expiring June 19, 2023	39,010		10,023	39,010		10,023
April 2020 underwritten public offering warrants
Exercise price of $53.76 expiring April 13, 2025	845,005		15,971	845,005		15,971
May 2020 underwritten public offering warrants
Exercise price of $58.80 expiring May 21, 2025	542,277		10,446	542,277		10,446
Conversion Unit warrants
Exercise price of $56.00 expiring June 10, 2023	263,337		11,427	263,337		11,427
Exercise price of $56.00 expiring June 30, 2023	69,923		1,928	69,923		1,928
Broker / Consultant warrants
Exercise price of $884.24 expiring June 19, 2023	1		—	1		—
Issued in connection with business acquisition
Exercise price of $1,094.24 expiring August 21, 2022	—		—	1,142		3
Exercise price of $1,437.94 expiring August 21, 2022	—		—	1,738		2
Exercise price of $158.06 expiring April 27, 2023	—		—	25,478		1,195
Exercise price of $158.86 expiring April 16, 2023	—		—	48,634		398
Exercise price of $88.76 expiring May 4, 2023	1,924		26	1,924		26
Exercise price of $177.52 expiring May 4, 2023	40,400		295	40,400		296
Exercise price of $1,017.80 expiring April 2 2024	18,597		51	18,597		49
Exercise price of $55.44 expiring April 23, 2025	45,094		4,232	45,094		4,232
Exercise price of $126.42 expiring June 25, 2025	228,956		18,236	228,956		18,236
Exercise price of $78.96 expiring September 23, 2025	87,777		7,902	87,777		7,902
Exercise price of $118.58 expiring October 30, 2025	3,133		261	3,133		261

	2,185,434		80,798	2,262,426		82,395
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$137.20 expiring December 31, 2024	133,662		1	133,662		8
US$20m Registered Direct Offering Warrants
Exercise price of US$137.20 expiring April 22, 2025	106,929		1	106,929		6
August 2021 Underwritten Public Offerings Warrants
Exercise price of US$48.30 expiring August 24, 2026	1,752,858		228	1,752,858		703

	1,993,449		230	1,993,449		717

	4,178,883		81,028	4,255,875		83,112

17. Share-based Compensation

Omnibus Plan

The Company has a share option plan (the “Former Plan”), adopted in July 2017, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the “Omnibus Plan”) which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 4,399,636 common shares as at April 30, 2023 (July 31, 2022 – 4,292,775). The Omnibus plan is subject to cash and equity settlement, the Former Plan and plans acquired on business combinations are eligible for equity settlements. Options issued prior to July 2018 under the outgoing plan and the options assumed through business acquisitions do not contribute to the available option pool reserved for issuance. As of April 30, 2023, the Company had 2,905,727 issued and outstanding under the Omnibus Plan, 49,211 issued and outstanding under the Former Plan and 36,565 issued and outstanding under the assumed plans from business combinations.

Stock Options

The following table summarizes stock option activity during the nine months ended April 30, 2023, and the year ended July 31, 2022.

	April 30, 2023		July 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Opening balance	1,763,337	10.22	858,414	148.82
Granted	1,541,166	1.73	1,275,136	10.27
Replacement options issued on acquisition	—	—	11,572	100.66
Forfeited	(108,918)	38.84	(336,731)	62.53
Expired	(204,082)	82.37	(43,838)	310.79
Exercised	—	—	(1,216)	35.56

Closing balance	2,991,503	29.42	1,763,337	10.22

The following table summarizes information concerning stock options outstanding as at April 30, 2023.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$1.58	1,432,234	9.99	—	—
$3.64–$10.50	1,059,729	9.09	250,043	8.93
$26.04–$138.88	297,893	6.87	237,277	6.53
$150.64–$46.00	201,647	5.66	201,647	5.66

	2,991,503		688,967

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity for the nine months ended April 30, 2023 and the year ended July 31, 2022.

	April 30, 2023		July 31, 2022
	Units	Value of units on grant date	Units	Value of units on grant date
		$		$
Opening balance	145,236	41.58	39,345	110.74
Granted	—	—	108,374	24.36
Exercised – cash settled	(78,249)	3.89	—	—
Forfeited	—	—	(2,483)	46.20

Closing balance	66,987	25.68	145,236	41.58

As of April 30, 2023, 64,921 of the RSUs were vested.

Deferred Share Units (“DSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue DSUs (in conjunction with all share-based compensation) up to 10% of the issued and outstanding common shares, net of the outstanding share-based awards. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The deferral criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes DSU activity for nine months ended April 30, 2023 and the year ended July 31, 2022.

	April 30, 2023		July 31, 2022
	Units	Value of units	Units	Value of units
		$		$
Opening balance	292,030	3.36	—	—
Granted	207,872	2.21	292,030	10.08
Exercised	(10,286)	1.78	—	—

Closing balance	489,616	1.70	292,030	3.36

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. As at April 30, 2023, there were no vested DSUs. Upon completion of the Transaction (Note 13), the DSUs shall contractually vest and be settled in cash for an agreed upon amount of US$1.25/unit.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

For the nine months ended	April 30, 2023	April 30, 2022
Exercise price (weighted average)	$31.85	$103.60
Share price (weighted average)	$30.61	$101.36
Risk-free interest rate (weighted average)	2.11%	0.84%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	95%	92%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

18. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	April 30, 2023	July 31, 2022
Stock options	2,991,503	1,763,337
RSUs	66,987	145,236
DSUs	489,616	292,030
Acquired and reissued warrants	425,881	502,873
2019 June financing warrants	39,010	39,010
US$25m registered direct offering warrants	133,662	133,662
US$20m registered direct offering warrants	106,929	106,929
2020 April underwritten public offering warrants	845,005	845,005
2020 May underwritten public offering warrants	542,277	542,277
2021 August underwritten public offering warrants	1,752,858	1,752,858
Warrants issued under conversion of debentures	333,260	333,260
Convertible debenture broker/finder warrants	1	1
Senior secured convertible note	42,800,432	39,777,300

	50,527,421	46,233,778

19. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash and cash equivalents, restricted funds and short-term investments. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at April 30, 2023, the Company has $235,850 (US$173,700) of outstanding principal on the senior secured convertible note (Note 13) bearing interest of 5% per annum, paid semi-annually. The senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 13.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $17,825 (July 31, 2022 – $22,335). The following table presents the Company’s price risk exposure as at April 30, 2023 and July 31, 2022.

	April 30, 2023	July 31, 2022
	$	$
Financial assets	—	504
Financial liabilities	(178,251)	(211,096)

Total exposure	(178,251)	(210,592)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. As at April 30, 2023, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and restricted funds are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2022 – AA).

Certain restricted funds in the amount of $29,994 were managed by an insurer and were held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however, they utilized custodian is Citibank which holds a credit rating of A+. During the nine months ended April 30, 2023, management entered into a new directors and officers insurance program which released the cell captive restricted funds of $29,994.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario, Alberta and British Columbia. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss on April 30, 2023 is $692 (July 31, 2022 – $1,927).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at April 30, 2023 and amounted to $43,296 (July 31, 2022 – $158,461).

The following table summarizes the Company’s aging of trade receivables on April 30, 2023 and July 31, 2022:

	April 30, 2023	July 31, 2022
	$	$
0–30 days	13,971	24,661
31–60 days	1,824	11,808
61–90 days	1,031	2,177
Over 90 days	4,290	4,353

Total	21,116	42,999

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the nine months ended April 30, 2023, the Company’s recorded sales to the crown corporations; the Ontario Cannabis Store (“OCS”), le Société québécoise du cannabis (“SQDC”), Alberta Gaming, Liquor and Cannabis agency (“AGLC”) and the British Columbian Liquor Distribution Branch (“BCLDB), and, representing 45%, 20%, 19% and 16%, respectively (April 30, 2022 – SQDC, OCS and AGLC representing 18%, 28% and 13%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations OCS, SQDC, ALGC and BCLDB representing 61% of total trade receivables, respectively as at April 30, 2023 (July 31, 2022 – the crown corporations OCS and AGLC representing 52%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements. On April 30, 2022, the Company has $20,000 (July 31, 2022 – $83,238) of cash and cash equivalents and $21,116 (July 31, 2022 – $42,999) in trade receivables.

The Company has current liabilities of $236,221 (July 31, 2022 – $335,076) on the statement of financial position. As well, the Company has remaining contractual commitments of $4,047 due before July 31, 2023. Current financial liabilities include the Company’s obligation on the senior secured convertible note. The senior secured convertible note is classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at April 30, 2023.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023 (three-months remaining)	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	28,015	—	—	—	—	—	28,015
Excise taxes payable	18,194	—	—	—	—	—	18,194
Undiscounted lease payments (Note 14)	197	390	390	150	150	1,200	2,477
Senior secured convertible note (Note 13)[1]	3,966	34,451	39,033	270,117	12,220	—	359,787

Total	50,372	34,841	39,423	270,267	12,370	1,200	408,473

[1]	Undiscounted and inclusive of scheduled interest and advisory fee payments.

Foreign Currency Risk

On April 30, 2023, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of certain amounts of cash and cash equivalents, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. On April 30, 2023, $4,032 (US$2,969) (July 31, 2022 – 104,215 (US$81,266)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would not result in a material change to the unrealized gain or loss on foreign exchange.

The Company’s senior secured convertible note is denominated in US$. The sensitivity of the senior secured convertible note due to foreign currency risk is disclosed in Note 13.

20. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

	For the three months ended		For the nine months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$
General and administrative	6,209	9,172	15,043	22,081
Salaries and benefits	2,911	7,846	8,402	27,507
Professional fees	1,004	6,922	6,944	16,917
Consulting	228	3,338	916	5,813

Total	10,352	27,278	31,305	72,318

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the nine months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$
General and administrative related wages and benefits	2,911	7,846	8,402	27,507
Marketing and promotion related wages and benefits	461	1,722	1,819	5,756
Research and development related wages and benefits	106	395	305	1,991

Total operating expense related wages and benefits	3,478	9,963	10,526	35,254
Wages and benefits capitalized to inventory	3,394	9,014	14,085	24,938

Total wages and benefits	6,872	18,977	24,611	60,192

21. Other Income and Losses

	For the three months ended		For the nine months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$
Interest and financing expenses	(295)	(5,147)	(4,025)	(15,701)
Interest income	336	183	1,397	1,149

Finance income (expense), net	41	(4,964)	(2,628)	(14,552)

Revaluation of warrant liabilities	212	3,147	487	42,481
Share of loss from investment in associates and joint ventures	(967)	(1,856)	(3,322)	(6,674)
Fair value (loss)/gain on senior secured convertible note	(4,327)	(15,110)	21,179	(80,105)
Gain on sale of interest in BCI	(111)	—	(111)	9,127
Gain/(loss) on investments	254	—	394	(576)
Foreign exchange gain/(loss)	(2,838)	(527)	(8,151)	393
Other gains	(1,213)	(413)	71	1,618

Non-operating income (expense), net	(8,990)	(14,759)	10,547	(33,736)

22. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

	For the three months ended		For the nine months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$
Salary and/or consulting fees	672	748	1,825	2,237
Termination benefits	50	2,516	50	7,830
Bonus compensation	—	307	—	2,666
Stock-based compensation	643	3,877	2,050	6,977

Total	1,365	7,448	3,925	19,710

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Tilray Brands Inc. is the holder of the Company’s Senior secured convertible note, see Note 13 for full details. During the three and nine months ended April 30, 2023 the Company recognized revenues of $1,404 and $4,082, respectively from the sale of bulk cannabis (under standard market terms and prices) and services provided to Tilray during the three and nine months ended April 30, 2023.

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a second arrangement and until Truss LP operationalized its cannabis selling license on November 1, 2022, the Company purchased the manufactured goods from Truss LP and sold the beverages through to third parties, as a principal under the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022, however, Truss LP was unable to operationalize the license to be utilized until November 1, 2022. The Company acted as the principal in the arrangement during the three months ended October 31, 2022 and ceased doing so on November 1, 2022 at which point the Company no longer recognizes the sale of CIBs in the condensed interim consolidated statements of net loss.

During the nine months ended April 30, 2023, the Company purchased $1,551, respectively (April 30, 2022 – $912, under the previous arrangement and $9,196 under the second arrangement) of manufactured products under the second updated arrangement.

23. Capital Management

The Company’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that the Company can provide returns for shareholders and reach cashflow positivity.

Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company’s senior secured convertible note as set out in Note 13.

On April 30, 2023, total managed capital was $142,731 (July 31, 2022 – $313,692).

24. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2023 (three-months remaining)	4,047
July 31, 2024	24,567
July 31, 2025	24,802
July 31, 2026	24,680
July 31, 2027	12,445
Thereafter	1,302

91,843

See Note 14 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. On April 30, 2023, the remaining balance of the letter of credit is $150, was not drawn upon and is secured by cash held in collateral (Note 5).

The Company holds a letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit was initially issued on August 1, 2020 and had a one-year expiry from the date of issuance, with an auto renewal feature thereafter. On April 30, 2023, the letter of credit remained at $2,080 (July 31, 2022 – $2,080). The letter of credit has not been drawn upon and is secured by cash held in collateral (Note 5).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

On of April 23, 2023, the Superior Court of Quebec dismissed the class action lawsuit against the Company and its former Chief Executive Officer, filed November 19, 2019. The lawsuit had asserted causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs sought to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and sought compensatory damages for all monetary losses and costs. On March 14, 2023 the Plaintiff has filed an appeal of the court’s judgement. The Company continues to believe the lawsuit to be without merit and intends to once again defend the claim through the appeals process and as such no accrual has been made as at April 30, 2023 (July 31, 2022—$nil). As of April 30, 2023, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

During the year ended July 31, 2020, the Company recognized an onerous contract provision of $4,762 related to a fixed price supply agreement for the supply of cannabis. During the nine months ended April 30, 2023, the onerous provision was adjusted to the court judgement amount of $1,846. On April 30, 2023, the total outstanding judgement liability was $10,530 (presented in other liabilities). Management has initiated an appeal against the court’s decision and is simultaneously pursuing a settlement with the counterparty.

On February 24, 2023 the Company received a notice of arbitration from a capital markets consulting group claiming the Company failed to pay a completion fee in connection to an advisory arrangement. The claimant is seeking $11,904 for breach of contract. The Company believes the action to be without merit and intends to vigorously defend the claim. No provision has been recognized as of April 30, 2023, for the completion fee. As of April 30, 2023, the Company has accrued $291 of associated monthly work fees, owed to the consulting group.

25. Fair Value of Financial Instruments

The fair values of the financial instruments as at April 30, 2023 are summarized in the following table:

	Amortized cost		FVTPL		Total
Assets	$		$		$
Cash and cash equivalents		20,000		—		20,000
Restricted funds		2,180		—		2,180

Liabilities	$		$		$
Warrant liability		—		230		230
Senior secured convertible note		—		178,021		178,021
Other long-term liabilities[1]		—		942		942

[1]	Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2022 are summarized in the following table:

	Amortized cost		FVTPL		Total
Assets	$		$		$
Cash and cash equivalents		83,238		—		83,238
Restricted funds		32,224		—		32,224
Long – term investments		—		504		504

Liabilities	$		$		$
Warrant liability		—		717		717
Convertible debt		38,301		—		38,301
Senior secured convertible note		—		223,132		223,132
Other long-term liabilities[1]		—		1,409		1,409

[1]	Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their fair values due to their relatively short periods to maturity.

26. Revenue from Sale of Goods

The Company disaggregates its revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower and other cannabis derivative products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales were derived from the CIB division, which was established in order to manufacture, produce and sell cannabis beverage products. The CIB division operated under the Company’s cannabis manufacturing licensing, in compliance with Health Canada and the Cannabis Act’s regulations until Truss LP received its cannabis manufacturing license on October 1, 2021, and its selling license on May 2, 2022. Up until November 1, 2022 the Company acted as a principal in the sale of CIBs to customers and presented the revenue from the sale of CIB’s on a gross basis. On November 1, 2022, Truss LP has operationalized its cannabis selling license and the Company has ceased the recognition of CIB sales (see Note 22).

For the three months ended	April 30, 2023			April 30, 2022
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	26,460	—	26,460	48,987	4,059	53,046
Medical	647	—	647	831	—	831
Wholesale	3,971	—	3,971	3,267	—	3,267
International	649	—	649	6,446	—	6,446

Total revenue from sale of goods	31,727	—	31,727	59,531	4,059	63,590

For the nine months ended	April 30, 2023			April 30, 2022
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	106,697	1,551	108,248	159,387	11,257	170,644
Medical	2,020	—	2,020	2,621	—	2,621
Wholesale	8,020	—	8,020	11,118	—	11,118
International	1,591	—	1,591	20,718	—	20,718

Total revenue from sale of goods	118,328	1,551	119,879	193,844	11,257	205,101

During the three months and nine months ended April 30, 2023, the Company recognized $2,836 and $6,282, respectively (April 30, 2022 – $618 and $4,236) of net sales provisions and price concessions, net of excise recovery.

27. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

28. Operating Cash Flow Supplement

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the nine months ended	April 30, 2023	April 30, 2022
	$	$
Items not affecting cash
Depreciation of property, plant and equipment	2,454	4,776
Depreciation of property, plant and equipment in cost of sales	4,642	15,756
Amortization of intangible assets	9,080	18,010
Fair value loss/(gain) on senior secured convertible note	(21,179)	80,105
Unrealized gain on changes in fair value of biological assets	(4,778)	(42,763)
Unrealized fair value adjustment on investments	—	1,848
Onerous contract settlement adjustment	(2,544)	—
Interest and other income	1,868	11,532
Accretion of convertible debenture	1,508	3,747
Non-cash finance and transaction fees	3,882	1,681
Write-off of inventory and biological assets	7,642	7,529
Write down of inventory to net realizable value	22,244	63,408
Realized fair value amounts on inventory sold	28,006	31,629
Loss from investment in associate and joint ventures	3,322	6,674
Share-based compensation	1,961	13,820
Revaluation of financial instruments (gain)/loss	(487)	(42,481)
Impairment losses	74,014	752,246
Gain on sale of BCI	—	(9,127)
(Gain)/loss on long lived assets and disposal of property, plant and equipment	(141)	(2,861)
Gain on exit of lease	(471)	(453)
Non-cash other losses	6,138	—
Foreign exchange gain	11,904	7,317

Total items not affecting cash	149,065	922,393

Changes in non-cash operating working capital items
Trade receivables	21,883	4,155
Commodity taxes recoverable and other receivables	3,855	3,681
Prepaid expenses	7,624	6,218
Lease receivable	—	27
Inventory	(14,585)	(58,460)
Biological assets	13,525	46,075
Accounts payable and accrued liabilities	(32,488)	(15,505)
Excise taxes payable	11,773	(3,060)
Onerous contract cash settlement	(731)	—
Income tax recoverable	—	(379)

Total non-cash operating working capital	10,856	(17,248)

Additional supplementary cash flow information is as follows:

For the nine months ended	April 30, 2023	April 30, 2022
	$	$
Capital amounts in accounts payable	785	2,015
Right-of-use asset additions	—	1,993
Interest paid	20,103	7,504

29. Income Taxes

The Company’s effective income tax rate was 5.67% for the nine months ended April 30, 2023 (April 30, 2022 – 3.17%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.

30. Subsequent Events

NON-BROKERED PRIVATE PLACEMENT

On June 1, 2023, the Company closed the first of two tranches of a non-brokered private placement (the “Private Placement”) for newly created Series 1 Preferred Shares (the “Preferred Shares”). The first tranche consisted of the issuance of 11,500,000 Preferred Shares at an issue price of US$1.00 per Preferred Share for gross proceeds to the Company of US$11.5 million. The Preferred Shares are non-voting and are entitled to a preference over the common shares of the Company with respect to the payment of dividends and liquidation preference. The Preferred Shares carry a redemption price of US$1.22 per Special Share (the “Redemption Price”). After payment to Tilray of US$6.5 million under the “Waiver and Amendment Agreement” as defined and described below as well as transaction-related fees and expenses, the Company retained approximately US$5 million of net proceeds from the first tranche closing.

US$13,500,000 was also deposited into escrow by the investor (the “Escrowed Amount”) representing the second tranche of the Private Placement. Upon satisfaction or waiver of all closing conditions set forth in the Arrangement Agreement and the Company (the “Release Condition”), the Company will receive the Escrowed Amount and will issue 13,500,000 Special Shares to the investor. The Escrowed Funds will be returned to the investor if the Release Condition is not satisfied on or before August 31, 2023.

In satisfaction of a condition precedent under the Private Placement, on June 1, 2023, the Company and Tilray entered into an arrangement agreement amendment (the “Arrangement Agreement Amendment”) pursuant to which Tilray agreed, subject to the satisfaction or waiver of the conditions precedent set out in the Arrangement Agreement, as amended, to acquire all of the Preferred Shares issued under the Private Placement based on the “Preferred Share Exchange Ratio” (as hereinafter defined) pursuant to, and on the terms and conditions set out in, the Arrangement Agreement, as amended, and the amended and restated plan of arrangement. The “Preferred Share Exchange Ratio” means such fraction of a share of Tilray common stock equal to the quotient obtained from dividing: (1) US$1.22 per Preferred Share, by (2) the lower of (a) the closing price of share of Tilray common stock on the Nasdaq Stock market, and (b) the five day volume-weighted average trading price of a share of Tilray common stock on the Nasdaq Stock market, each calculated as of the end of the third business immediately prior to the effective date of the Arrangement.

Concurrently with the signature of the Arrangement Agreement Amendment, the Company and Tilray also entered into an amendment to the Original Waiver and Amendment Agreement dated June 1, 2023 (the “Amendment to the Waiver and Amendment Agreement”, and, collectively with the Original Waiver and Amendment Agreement, the “Waiver and Amendment Agreement”). Among other things, Tilray agreed in the Amendment to the Waiver and Amendment Agreement that, in consideration for payment of US$100 by the Company to Tilray, the minimum liquidity threshold set out in Section 9(M) of the Amended Senior Secured Note was reduced from US$4 million to US$1.00 for the duration of the applicable Waiver Period (as defined in the Waiver and Amendment Agreement). In addition, the Original Waiver and Amendment Agreement provided for the possibility of an additional cash payment by the Company to Tilray of up to US$10 million in consideration for the termination of the Services Agreement between the parties, which additional payment is payable, among other, in the event the Company were to generate a sufficient amount of unrestricted cash from any financing by the Company permitted by Tilray after the signature of the Original Waiver and Amendment and prior to closing, and subject to the satisfaction of certain other conditions described in the Original Waiver and Amendment Agreement. On this basis, the Amendment to the Waiver and Amendment Agreement provided that an amount equal to US$6.4 million was to be paid immediately by the Company to Tilray out of the gross proceeds received under the first tranche of the Private Placement and was to be applied in accordance with the provisions of the Original Waiver and Amendment Agreement. In addition, upon satisfaction of the applicable Release Condition, an additional amount equal to US$6 million shall be paid by the Company to Tilray under the second tranche of the Private Placement and shall be applied in accordance with the provisions of the Original Waiver and Amendment Agreement.

Under the terms of the Private Placement, if the Arrangement Agreement is terminated, and subject to approval by HEXO Shareholders, the holder(s) of Preferred Shares may convert their Preferred Shares into a number of common shares of the Company determined by dividing the Redemption Price by the five-day VWAP of a common share of the Company on the date notice of conversion is provided by the holder. Subject to compliance with the applicable provisions of the Business Corporations Act (Ontario), any outstanding Preferred Shares will be automatically redeemed for cash at the Redemption Price on the earlier of (i) the 12-month anniversary of the issue date, and (ii) the 30th day following the date of the requisite approval by HEXO shareholders.

SHAREHOLDER VOTING RESULTS OF ARRANGEMENT AGREEMENT

At the special meeting of HEXO Shareholders held on June 14, 2023, HEXO Shareholders voted to approve the Arrangement resolution, and, subject to the satisfaction or waiver of other closing conditions under the Arrangement Agreement, the Arrangement is expected to close by the end of June 2023.